BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders and the market in general that, because of the truckers’ strike occurring in Brazil, four chicken and pork slaughtering facilities were completely halted during this morning. They are located in Nova Marilândia (MT), Dois Vizinhos (PR), Toledo (PR) and Campos Novos (SC). This measure was taken due to the shortage of raw material, temporarily interrupted at the field to safeguard animal welfare.

Additionally, other six facilities will be partially halted this Wednesday, May 23. They are located in Rio Verde (GO), Uberlândia(MG), Dourados (MS), Toledo (PR), Chapecó (SC) and Garibaldi (RS). Still, there is an imminent risk of halting the production of other six processing facilities throughout the day as the raw material warehouse runs out. These units are located in Campos Novos (SC), Concordia (SC), Herval do Oeste (SC), Dois Vizinhos (PR), Francisco Beltrão (PR) and Marau (RS).

BRF also informs that several production inputs used in the food industrialization process were not delivered yesterday, May 22. In addition, 10% of animal feed was not delivered to the chicken growers, impacting the feeding of circa 1 million animals. The Company stresses that the inability to transport inputs and products causes losses to the Company, employees and farmers, as well as threatens severely the animal welfare and harms the consumers.

The Company will promptly inform its shareholders and the market in general regarding any new information related to the current announcement.

Sao Paulo, May 23, 2018.

Lorival Nogueira Luz Jr.

Global Chief Executive Officer,

Chief Financial and Investor Relations Officer